CLIFFORD CHANCE ROGERS & WELLS

CLIFFORD CHANCE
ROGERS & WELLS LLP

200 PARK AVENUE
NEW YORK NEW YORK 10166 0153

TEL +1 212 878 8000
K +1 212 878 8375
w.cliffordchance.com

innes K. Gäbel
Partner

DIRECT TELEPHONE 212 878-8004
DIRECT FACSIMILE 212 878-3134
johannes.gabel@cliffordchance.com

December 17, 2001

VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Madam or Sir:

Enclosed please find a copy of a notice of the Company regarding market relevant facts which was submitted to the Frankfurt Stock Exchange and the German Federal Authority for Securities Trading.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

enclosure

FILE NO.
82-5077

Notice to Frankfurt Stock Exchange and German Federal Authority for Securities Trading

FJA AG: Major order from Württembergische Versicherung - Successful establishment of the new Portfolio Migration division

The FJA AG consulting and software company (Security Code Number 513010) for insurance and financial services providers has received a major order from Württembergische Lebensversicherung for the transfer of the existing contract portfolio of former Wüstenrot Lebensversicherung into the EDP of Württembergische Lebensversicherung. A letter of intent to this effect valued at approx. DM 5 million has just been signed.

The transfer of long-term life insurance contracts including the amounts of capital accrued there into a different EDP system is an extremely complicated project which requires know-how in EDP techniques and the professional insurance business. As a rule, such portfolio migrations need to be made within the context of mergers or in general with the implementation of new portfolio administration systems. FJA started to bundle this know-how in a separate business division last year already. As a result, FJA can efficiently support their customers in this field as well and thus help the insurer to achieve a return on investment rapidly.

In view of the order now received and the migration projects that have already been completed, FJA is convinced that the new division has successfully been established and expects an extra-proportional growth of this division over the next few years.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10, D - 81373 München
Phone: ++ 49 (0) 89 769 01 - 144
Fax: ++ 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com, Website: http://www.fja.com

Munich, 13/12/2001